FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: March 2005

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F  [X]

         Form 40-F   [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:                       Yes     [  ]         No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2005

   “R. Michael Jones”

R. MICHAEL JONES

President, Director

Platinum Group Metals Ltd

Suite 328 - 550 Burrard Street

Vancouver BC, V6C 2B5, Canada

P: 604.899-5450  F: 604.484-4710

www.platinumgroupmetals.net

March 18, 2005

BC Securities Commission 9th Floor 701 West Georgia Street Vancouver BC, V7Y 1L2	Alberta Securities Commission 4th Floor 300 - 5th Avenue SW Calgary AB, T2P 3C4	Quebec Securities Commission 22nd Floor 800 Square Victoria Montreal PQ, H4Z 1G3

Dear Sirs/Mesdames:

NOTICE OF FILING AN ANNUAL INFORMATION FORM
UNDER MULTILATERAL INSTRUMENT 45-102 ("AIF")

I, R. Michael Jones, President and Chief Executive Officer of Platinum Group Metals Ltd. (the "Company"), do hereby advise as follows:

1.

On March 15 2005, I did cause to be filed with the British Columbia, Alberta and Quebec Securities Commissions the Company's Form 20-F Annual Report ("Form 20-F") that was filed with the US Securities & Exchange Commission effective March 15, 2005.

2.

The filing of the Form 20-F took place through the facilities of SEDAR under SEDAR project number 00749944; and

3.

The Company has filed its Form 20-F as its Current AIF, as that term is defined in National Instrument 44-101, on March 15, 2005.

Dated March 18, 2005

PLATINUM GROUP METALS LTD.

"R. Michael Jones"

R. Michael Jones

President, CEO

ROSCOE POSTLE ASSOCIATES INC.	www.rpacan.com
Suite 2000 1066 West Hastings Street Vancouver, BC V6E 3X2 Tel: (604) 601-8227 Fax: (604) 669-3844 Email: drennie@rpacan.com

CONSENT of AUTHOR

TO: British Columbia Securities Commission

       Alberta Securities Commission

       Ontario Securities Commission

       TSX V Exchange

       TSX Exchange

We, Greg Z. Mosher, P. Geo. and David W. Rennie P. Eng., authors of the technical report entitled Technical Report on the Lakemount Ni-Cu-PGE Zone, Wawa, Ontario, and dated January 21, 2005, do hereby consent to the filing of the report with the regulatory authorities referred to above, and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public.

Dated this 21st day of January, 2005.

(signed)	(signed)
Greg Z. Mosher, P. Geo	David W. Rennie, P.Eng.

TECHNICAL REPORT ON THE

LAKEMOUNT Ni-Cu-PGE ZONE,

WAWA AREA, ONTARIO

PREPARED FOR

PLATINUM GROUP METALS LTD.

TECHNICAL REPORT ON THE

LAKEMOUNT NI-CU-PGE ZONE,

WAWA AREA, ONTARIO

PREPARED FOR PLATINUM GROUP

METALS LTD.

Report for NI 43-101

Authors:

Greg Z. Mosher, P. Geol.

David W. Rennie, P. Eng.

JANUARY 21, 2005

TABLE OF CONTENTS

PAGE

SUMMARY	1-3
INTRODUCTION AND TERMS OF REFERENCE	2-1
DISCLAIMER	3-1
PROPERTY DESCRIPTION AND LOCATION	4-1
ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
PHYSIOGRAPHY	5-1
HISTORY	6-1
GEOLOGICAL SETTING	7-1
REGIONAL GEOLOGY	7-1
PROPERTY GEOLOGY	7-1
DEPOSIT TYPE	7-1
MINERALIZATION	7-1
EXPLORATION	8-1
DRILLING	9-1
SAMPLING METHOD AND APPROACH	10-1
SAMPLE PREPARATION, ANALYSES AND SECURITY	11-1
SAMPLING AND ASSAYING	11-1
ASSAY QA/QC	11-2
DISCUSSION	11-1
DATA VERIFICATION	12-1
RPA CHECKS	12-1
ADJACENT PROPERTIES	13-1
MINERAL PROCESSING AND METALLURGICAL TESTING	14-1
MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	15-1
SAMPLE DATABASE	15-1
BLOCK MODEL	15-5
MINERAL RESOURCES REPORT	15-12
OTHER RELEVANT DATA AND INFORMATION	16-1
INTERPRETATION AND CONCLUSIONS	17-1
RECOMMENDATIONS	18-1
REFERENCES	19-1

1-1

SIGNATURE PAGE	20-1
CERTIFICATE OF QUALIFICATIONS - G. MOSHER	21-1
CERTIFICATE OF QUALIFICATIONS - D. RENNIE	22-1
APPENDIX 1	23-1
Appendix 1 - Statistics	23-1
APPENDIX 2	24-1
Appendix 2 - Cutting Curves	24-1
APPENDIX 3	25-1
Appendix 3 - Composite Statistics	25-1
APPENDIX 4	26-1
Appendix 4 - Analytical Protocols	26-1

LIST OF TABLES

PAGE
TABLE 12-1 DIAMOND DRILLING SUMMARY	9-2
TABLE 14-1 INDEPENDENT SAMPLING RPA	11-4
TABLE 18-1 SAMPLE STATISTICS	15-2
TABLE 18-2 SAMPLE STATISTICS	15-4
TABLE 18-3 BLOCK MODEL GEOMETRY	15-5
TABLE 18-4 COMPOSITE VS BLOCK STATISTICS	15-9
TABLE 18-5 MINERAL RESOURCE ESTIMATE	15-12

LIST OF FIGURES

PAGE
FIGURE 4-1 Location Map	4-2
FIGURE 4-2 Property Map	4-3
FIGURE 5-1 Site Plan	5-2
FIGURE 7-1 Regional Geology	7-2
FIGURE 7-2 Property Geology	7-3
FIGURE 18-1 Cross Section	15-6
FIGURE 18-2 Level Plan	15-7

1 SUMMARY

     Roscoe Postle Associates (RPA) has been retained by Platinum Group Metals Ltd. (PTM) to estimate a Mineral Resource on the Lakemount Property and prepare an Independent Technical Report compliant with National Instrument 43-101 (NI 43-101). Mr. David Rennie, P.Eng., a Consulting Geological Engineer employed by RPA, carried out a site visit on October 19 and 20 , 2004.

     The Lakemount Property consists of a contiguous block of two mining leases and four staked mining claims with a total area of 3,625 hectares, and measures about four by seven kilometres. The Property is located approximately 10 kilometres east of the town of Wawa in northwestern Ontario. Highway 101 crosses through the central portion of the property from which a network of logging roads provides access to the known mineral occurrences.

     The Lakemount Property covers a portion of the southern limb of the Archean-age Michipicoten Greenstone Belt that forms part of the Wawa Subprovince of the Canadian Shield. Three fault systems converge in the southwest corner of the Property and splays and related subsidiary faults affect the majority of rock units on the property.

     To date, eight mineralized occurrences have been discovered and explored on the Lakemount Property, on the basis of exploration programs dating from 1928. The greatest amount of this work has been focused on the disseminated nickel-copper-platinum group metal mineralization of the Lakemount (F) Zone within the Sunrise Ultramafic Intrusion. Prior to the commencement of work on the Property by PTM in October, 2003, 155 holes with an aggregate length of about 25,000 m had been completed and had traced the nickel-copper mineralization over a strike distance of about 800 m and to a vertical depth of about 240 m within the border phase along the southern

1-3

margin of the intrusion. Limited historical assaying had indicated the presence of platinum, palladium and gold, in addition to copper and nickel.

     PTM has an option to earn a 51% interest in the Lakemount Property from Western Prospector Group Ltd. PTM may earn an initial 25% interest by making cash payments to Western totalling $110,000, issuing 75,000 common shares and incurring $1,500,000 in exploration expenditures prior to December 31, 2006. PTM may, having vested at 25% by meeting the conditions outlined above and paying all applicable taxes, lease fees and property maintenance costs during this period, earn an additional 26% interest under the terms outlined below, or remain at 25% and form a 25/75 joint venture with Western. In order to increase its vested interest to 51% PTM must make an additional cash payment to Western of $40,000 on October 30, 2007, issue an additional 75,000 common shares prior to December 31, 2008, and incur an additional $1,000,000 in exploration expenditures prior to December 31, 2008.

     During November and December 2003, PTM completed an eight-hole diamond drill program totalling 1,488 m. A helicopter-borne electromagnetic-magnetic survey of 180 line-kilometres was completed over the central portion of the Property in March 2004.

     A second drill program comprising eight holes (1,681.4 meters) was carried out in March and April 2004, and a third drill program of seven holes (1,624 meters) was completed in August 2004. A UTEM-4 downhole geophysical survey was carried out between the second and third phases of drilling as well as geological mapping of the Sunrise Intrusion at a 1:2000 scale.

     RPA visited the core sampling and logging facility, inspected drill core, and took independent samples. In RPA's opinion, the sampling method was appropriate and properly carried out. RPA notes that geotechnical information was not routinely logged, and, in RPA's opinion, recovery and Rock Quality Designation (RQD) data should be collected and recorded in the logs.

1-4

     RPA collected a suite of 11 quarter-core splits in order to confirm the presence of Cu, Ni, PGEs and Au. The check samples were sent to Assayers Canada in Vancouver, where they were analysed by atomic absorption spectrophotometry (AA) for Cu, Ni, Pd, Pt, and Au. In RPA's opinion, the check sampling confirms the presence of Ni, Cu, Pt, Pd, and Au at Lakemount, with similar grades to those reported by PTM.

     RPA validated and verified the digital assay and lithological data. No discrepancies were found between analytical data provided to PTM by the analytical laboratory, and the databases constructed by PTM. RPA cannot confirm the veracity of the pre-2003 assay data. For this reason, RPA recommends that the older assay data be used for interpretative purposes only and not for grade estimation. Only assay data collected by PTM has been used in the present Mineral Resource estimate.

     RPA reviewed the assay and sampling QA/QC data from the PTM drill sampling. RPA considers the QA/QC protocols employed on the Lakemount Project to be sufficiently rigorous, and the results obtained to be sufficiently accurate to ensure that the sample data are adequate for use in the Mineral Resource Estimation.

     No metallurgical studies have been carried out on the Lakemount project since the 1950s. Expected metallurgical recoveries are not known at this time. RPA strongly recommends that preliminary metallurgical testing and mineralogical studies be initiated.

     RPA carried out a Mineral Resource estimate for the Lakemount Project Sunrise Lake deposit. The estimate was performed using a block model, constrained by wireframe solid models, and Inverse Distance Squared (ID2) sample weighting. Wireframe models were constructed based on geological interpretation by PTM personnel.

     The search ellipsoid used for grade estimation measured 60 m x 60 m x 50 m. Gold, platinum and palladium grades have been capped: gold at 0.3 g/t, platinum at 0.6 g/t, and palladium at 0.4 g/t. Copper and nickel grades have not been capped or cut because there

1-5

are very few outliers and their impact on the composited grades is essentially negligible. Bulk density used was 3.01 t/m3.

     In order to derive a cut-off for the estimate, RPA used a NSR value based on estimated recoveries and costs for an open pit mining and milling operation at Lakemount. Open pit mining and milling costs are estimated to be US$8.50/tonne. Mill recovery for Cu and Ni is estimated to be 90%. A concentration ratio of 25:1 is assumed, together with transportation and smelting costs of US$240/t of concentrate. It is further assumed that the smelter will pay 90% of the value of recoverable base metals. The following metal prices were used in the model: Cu US$1.00/pound; Ni US$4.50/pound; Au US$375/ounce; Pt US$800/ounce; Pd US$250/ounce. Calculated on a per-tonne-mined basis, the transportation and smelting costs equate to US$10.66/t, for a total of approximately US$20/t. It was further assumed that overall payable precious metal (i.e. Au, Pt and Pd) value would be 50 % of the in situ grade.

     The Inferred Mineral Resource estimate totals 3.048 million tonnes grading 0.35% Ni, 0.20% Cu, 0.13 g/t Pt, 0.09 g/t Pd, and 0.05 g/t Au at an assumed net smelter return (NSR) cut-off of US$20.00/tonne.

1-6

2 INTRODUCTION AND TERMS OF REFERENCE

     Roscoe Postle Associates Inc. (RPA) has been retained by Platinum Group Metals Ltd. (PTM) to carry out a Mineral Resources estimate and prepare an Independent Technical Report for the Lakemount Property, located near Wawa, Ontario. The property has been the focus of recent exploration work by PTM, comprising geological mapping, geophysical surveying, and diamond drilling.

     RPA validated the assay database, reviewed the sampling protocols and QA/QC data, and reviewed the geological interpretation. The geological interpretation and solids modeling was carried out by PTM personnel and consultants.

     The Mineral Resources estimate and Technical Report were prepared under the guidelines and regulations set out in National Instrument 43-101, Form NI43-101F1, and Companion Policy NI43-101CP. RPA visited the Lakemount Property from October 19 to 20, 2004. The site visit was carried out by David W. Rennie, P. Eng., RPA Senior Consulting Geological Engineer.

     The Property was the subject of a Technical Report by D. Wagner, P. Geol., in July, 2004 (Wagner Report), and is available to the public on SEDAR. This report references the Wagner Report for sections 4 through 9, as per the provisions of Form 43-101F1. The Wagner Report describes a number of showings on the property, encompassing ultramafic-hosted Ni-Cu-PGE sulphides, Au in quartz veins, Au-Ag-Cu-Pb-Zn associated with silicified shear zones, and a kimberlite dyke. The Mineral Resources estimate and this Technical Report were prepared on the Lakemount Zone (F Zone), which is a Ni-Cu-PGE sulphide deposit hosted in the Sunrise ultramafic intrusion.

2-1

LIST OF ABBREVIATIONS

fE	micron	km2	square kilometre
[o]C	degree Celsius	kPa	kilopascal
[o]F	degree Fahrenheit	kVA	kilovolt-amperes
fE g	microgram	kW	kilowatt
A	ampere	kWh	kilowatt-hour
A	annum	L	liter
m3/h	cubic metres per hour	l/s	litres per second
CFM	cubic metres per minute	M	metre
Bbl	barrels	M	mega (million)
Btu	British thermal units	m2	square metre
C$	Canadian dollars	m3	cubic metre
Cal	calorie	Min	minute
Cm	centimetre	Masl	metres above sea level
cm2	square centimetre	Mm	millimetre
D	day	Mph	mile per hour
dia.	diameter	MVA	megavolt-amperes
Dmt	dry metric tonne	MW	megawatt
Dwt	dead-weight ton	MWh	megawatt-hour
Ft	foot	m3/h	cubic metres per hour
ft/s	foot per second	opt, oz/st	ounce per short ton
ft2	square foot	Oz	troy ounce (31.1035g)
ft3	cubic foot	oz/dmt	ounce per dry metric tonne
G	gram	Ppm	part per million
G	giga (billion)	Psia	pound per square inch absolute
Gal	Imperial gallon	Psig	pound per square inch gauge
g/l	gram per litre	S	second
g/t	gram per tonne	St	short ton
Gpm	Imperial gallons per minute	Stpa	short ton per year
gr/ft3	grain per cubic foot	Stpd	short ton per day
gr/m3	grain per cubic metre	T	metric tonne
Hr	hour	Tpa	metric tonne per year
Ha	hectare	Tpd	metric tonne per day
Hp	horsepower	US$	United States dollar
In	inch	USg	United States gallon
in2	square inch	USgpm	US gallon per minute
J	joule	V	volt
K	kilo (thousand)	W	watt
kcal	kilocalorie	Wmt	wet metric tonne
Kg	kilogram	yd3	cubic yard
Km	kilometre	Yr	year
km/h	kilometre per hour

All monetary units in this report are US$ unless otherwise specified.

2-2

3 DISCLAIMER

     This report has been prepared by RPA for PTM. The information, conclusions, opinions, and estimates contained herein are based on:

  information available to RPA at the time of preparation of this report, assumptions, conditions, and qualifications as set forth in this report, and, data, reports, and opinions supplied by PTM and other third party sources (listed below). RPA does not guarantee the accuracy of conclusions, opinions, or estimates that rely on third party sources for information that is outside the area of technical expertise of RPA.

RPA relied on third party sources for the following information:

  Property geology (mapping by Peter Read).
  Geological model and interpretation (Lynn Canal Geological Services)

     RPA relied upon PTM for information regarding the current status of legal title and property agreements.

3-1

4 PROPERTY DESCRIPTION AND LOCATION

     Refer to Wagner, D. W., 2004, Technical Report on the Lakemount Property, July 8, 2004, filed on SEDAR.

     PTM reports that it's obligations regarding the property tenure agreements have been fulfilled up to the time of writing of this report, and have supplied RPA with documents to that effect. These documents comprise confirmation from the property vendors that PTM have made appropriate option payments and exploration expenditures as per the agreements. RPA cannot provide a legal opinion regarding land tenure. However, RPA has reviewed the documents provided by PTM and is not aware of any deficiencies or concerns relating to the property tenure.

4-1

84°40'W
N
Lakemount
Property
48°05'N
Hawk
Jct.
Hawk
Lake
Whitefish
Lake
Highway 17
Loonskin
Lake Road
Wawa
Lake
Wawa
Highway 101
Airport
Michipicoten
Bay
Lake
Superior
Lake
Anjigami
Algoma Central Railway
Highway 17
SCALE 1:250,000
2.5
0.0
2.5
5.0
7.5
KILOMETERS

Platinum Group Metals Ltd.

Lakemount Project

WAWA, ONTARIO

Location Map

Figure 4-1

Roscoe Postle Associates Inc. , Jan. 2005

ESQUEGA TWP.
84°40'W
CHABANEL TWP.
Mildred Lake
Brooks Lake
Loonskin Lake
Holdsworth Lake
Sunrise Lake
MINERAL RESOURCE AREA
Elbow Lake
Hawk Lake
Mining Lease N470
Parcel 2017
Bremner Lake
Hwy. 101
Lena Lake
Francis Lake
Algoma Central Railway
American Cabin Lake
Algoma Lease Unit
48° 02'N
Wagner Licence
SSM1235485
Wawa Lake
Ghost Lake
Vanreek Lake
SSM1196556
Hwy. 101
Shook Lake
SSM 1235512
McMURRAY TWP.
SSM 1235514
Roddy Lake
LASTHEELS TWP.
5,327,500mN
5,325,000mN
5,322,500mN
5,320,000mN
LEGEND
PTG Claim: Perimeter and Internal Mineral Claim Units
Perimeter with Wagner Licence Lease Units (NAD 27)
Mining Lease N470
River or Stream, Lake
2500m Spacing (NAD 83 Grid)
48° 02'N
Latitude/Longitude
Surveyed Meridian - Township Boundary
Rail Line, Highway, Road, 2003 PTM Bush Road
SCALE 1:50,000
0.5 0.0 0.5 1.0 1.5
KILOMETERS
Platinum Group Metals Ltd.
Lakemount Project
WAWA, ONTARIO
Property Map
Figure 4-2
Roscoe Postle Associates Inc. , Jan. 2005

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

     Refer to Wagner, D. W., 2004, Technical Report on the Lakemount Property, July 8, 2004, filed on SEDAR.

5-1

LEGEND
Topo Contour (10m Interval)
250m spacing (NAD 83 Grid)
2003 & 2004 PTM Roads, Trail
Old Drill Hole
2003-2004 Drill Hole
0 50 200m
N
84°38'W
48° 04'N
5,326,750N
5,326,500N
5,326,250N
5,326,000N
5,325,750N
675,000E
675,250E
675,500E
675,750E
676,000E
676,250E
676,500E
676,750E
Perimeter of Peridotite Intrusive
Sunrise
Lake
Elbow
Lake
Firesand River
MINERAL
RESOURCE
AREA
Wagner Licence
Mining Lease N470
Parcel 2017
ESQUEGA TWP.
LK-04-12
LK-04-14
LK-04-13
LK-04-11
LK-04-15
LK-04-22
LK-04-21
LK-04-23
LK-04-10
LK-04-09
LK-03-08
LK-04-17
LK-04-18
LK-04-16
LK-03-06
LK-04-19
LK-04-20
LK-03-07
LK-03-05
LK-03-04
LK-03-03
LK-03-02
LK-03-01

Platinum Group Metals Ltd.
Lakemount Project
WAWA, ONTARIO
Site Plan
Figure 5-1
Roscoe Postle Associates Inc. , Jan. 2005

6 HISTORY

     Refer to Wagner, D. W., 2004, Technical Report on the Lakemount Property, July 8, 2004, filed on SEDAR.

The following updates the History section of the Wagner report.

     In 2004 PTM completed an additional fifteen drill holes totaling approximately 3305m for a total of twenty three drill holes (4793m) completed by PTM on the Lakemount Property. All recent drillholes and several historic drillholes were surveyed by either differential GPS or by a land surveyor. In addition a helicopter-borne time domain EM survey (180 km) , downhole UTEM4 time domain EM surveys (7,245m), geological mapping (1:200 scale), and road improvements were completed.

6-1

7 GEOLOGICAL SETTING

REGIONAL GEOLOGY

      Refer to Wagner, D. W., 2004, Technical Report on the Lakemount Property, July 8, 2004, filed on SEDAR.

7-1

N
LEGEND
IF IRON FORMATION
1 METASEDIMENT
2 MAFIC VOLCANICS
3 FELSIC VOLCANICS
4 INTERMEDIATE VOLCANICS
5 GABBRO
6 PERIDOTITE
7 GRANITE
11 CARBONATITE
SCALE
0 1 2 3
KM.
LAKEMOUNT PROPERTY
WAWA
Lake Superior
AFTER R.P.SAGE ODM 1982

Platinum Group Metals Ltd.

Lakemount Project

WAWA, ONTARIO

Regional Geology

Figure 7-1

Roscoe Postle Associates Inc., Jan. 2005

GEOLOGY LEGEND
ARCHEAN and/or PROTEROZOIC
Lamprophyre dikes
Feldspar porphyry dikes
Quartz feldspar porphyry dikes
Hornblende quartz diorite
ap Aplite
Altered pyroxene gabbro
Sunrise Ultramafic
Peridotite
Pyroxenite
Mafic-rich intrusions
Melanodiorite
mgb Melanogabbro
mpx Pyroxenite
ARCHEAN
Tuffaceous wacke and siltstone
Rhyolite undivided
bx Heterolithic bx & cong
vr Quartz feldspar porphyry flows
Metadacite flows, locally pillowed
Massive mafic metavolcanic rocks
Outcrop
Geological Contact
Fault
LEGEND
Topo Contour (10m Interval)
(NAD 83 Grid)
2003 & 2004 PTM Roads, Trail
2003-2004 Drill Hole
0 50 200m
Sunrise Lake
Wagner Licence
MINERAL RESOURCE AREA
Mining Lease N470 Parcel 2017
Firesand River
Elbow Lake
Elbow Lake Fault
ESQUEGA TWP.
48° 04'N
84°38'W
Platinum Group Metals Ltd.
Lakemount Project
WAWA, ONTARIO
Property Geology
Figure 7-2
Roscoe Postle Associates Inc. , Jan. 2005

PROPERTY GEOLOGY

     Refer to Wagner, D. W., 2004, Technical Report on the Lakemount Property, July 8, 2004, filed on SEDAR.

     In July and August, 2004, the area in the immediate vicinity of Sunrise-Elbow Lake was geologically mapped by P.B.Read at a scale of 1:2,000. Results of this mapping program did not significantly alter the existing interpretation of the bedrock geology in this area.

7-1

DEPOSIT TYPE

     Refer to Wagner, D. W., 2004, Technical Report on the Lakemount Property, July 8, 2004, filed on SEDAR.

7-1

MINERALIZATION

     Refer to Wagner, D. W., 2004, Technical Report on the Lakemount Property, July 8, 2004, filed on SEDAR.

7-1

8 EXPLORATION

     Exploration work has been carried out by PTM under the terms of the present option agreement from November 2003 and throughout 2004. This work has been conducted under the supervision of PTM geologist, Dennis Gorc.

     A diamond drilling program (Phase I), comprising 1,488 m in 8 holes (LK03-1 to LK03-8), commenced in November 2003. The holes were positioned to confirm Ni-Cu-PGE mineralization encountered in earlier programs (see Figure 5-1). All 8 holes intersected pyrite-pyrrhotite-chalcopyrite mineralization over downhole widths ranging from 1.50m to 20.0m.

     In February 2004, PTM carried out an airborne Geotem EM/Mag survey over the Lakemount Property. The survey totalled 180 line-km, on NS flight-lines spaced at 50-100 m and was flown a nominal 30 m above ground. The results of this survey are described in detail in the Wagner Report.

     Drilling resumed in March 2004 with the objective to continue to confirm the old drilling, extend the known extent of mineralization, and investigate anomalies outlined in the airborne geophysical survey. Eight more holes (LK04-09 LK04-16) totalling 1681.4 m were drilled (see Figure 5-1). Holes LK04-12, -13, and -14 were drilled just west of Sunshine Lake (see Figure 5-1) and did not intersect significant mineralization.

8-1

9 DRILLING

     Diamond drilling has been carried out on the property in several campaigns spanning a period of over 60 years. Prior to PTM's involvement, there were records for 199 drillholes, although collar locations have been recovered for only 171. Of these 171 holes, 29 were drilled since 1980, and 23 of these were drilled by PTM in 2003-2004.

     The locations of many of the older collars have been confirmed by PTM personnel, however, in some cases, the hole orientations are not known. All of the PTM collars and many of the historic collars have been surveyed by either differential GPS or by a land surveyor, and regular downhole dip measurements have been made. Due to the variable magnetism of the host rocks at Lakemount, and the vulnerability of the more commonly-used downhole orientation measurement devices to magnetic interference, downhole azimuth readings were not taken. PTM reports that, in future drill programs, downhole surveys using non-magnetic-based technology will be carried out. RPA agrees that this would be an appropriate course of action

     RPA inspected the site and confirmed the positions of several of the PTM drillholes using a handheld GPS.

     PTM drill core is stored in racks on the site of the core logging facility in Wawa. The boxes are clearly marked with tags identifying the hole, box number, and downhole depth in metres. RPA notes that approximately half the boxes are stored outside the core-logging facility with the balance kept inside. The building can be locked and is reasonably secure, however, RPA notes that the boxes stored outside are vulnerable to tampering when unattended. RPA recommends that a secure storage facility be established for all drill core.

9-1

     A summary of the diamond drilling for the history of the property is shown in Table 12-1 below.

TABLE 12-1 DIAMOND DRILLING SUMMARY

Platinum Group Metals Ltd. Lakemount Property

	No.
Date	Holes	Meters	Operator

1944	35	3,036.2	Lakemount Mines Ltd.
1944	28	4,905.0	N. A. Timmins Explorations
?	11	431.3	Unknown
?	4	702.9	Unknown
1951-52	34	5,943.0	Kelore Mines Limited
1953	31	5,263.0	Ventures Ltd.
1956-57	14	3,798.0	New Kelore Mines Limited
1957	5	310.3	Lakemount Mines Ltd.
			Firespur Explorations
1978-82	10	1,032.1	Limited
1989-91	9	1,192.0	Firesand Resources Ltd.
2000	1	59.0	Tidal Explorers
2003	8	1,488.0	Platinum Group Metals Ltd.
2004	15	3305.4	Platinum Group Metals Ltd.

     All holes drilled by PTM were NQ-size, and some of the older holes are known to have been AX.

9-2

10 SAMPLING METHOD AND APPROACH

     For all of PTM's programs, drill core was sawn with half the core returned to the box for future reference. Core-logging and sampling was carried out in a rented warehouse building located in Wawa. The building is heated, and supplied with water and electricity. RPA inspected the core logging and sampling facility and observed that it was orderly, secure, and well-lit.

     The drilling was not in progress at the time of RPA's site visit, so it was not possible to observe the sampling procedures first hand. PTM reports that samples were marked by the geologist, and then passed along to a technician for cutting and sampling. A Dymo label with the sample tag number was stapled to the core boxes at the start of each sample. Sample lengths were typically a maximum of 2 m but were sometimes adjusted to fit lithological boundaries. RPA confirmed the presence of the sample tags and observed that the samples were properly split.

In RPA's opinion, the sampling method was appropriate and properly carried out.

     RPA inspected the PTM logs and verified the computer database for these holes. The drill logs are hand-written, and then typed into computer files. Lithology, alteration, mineralization, and structural information were recorded on the log sheets. Separate sheets were attached to the files with the sampled intervals. RPA notes that geotechnical information was not routinely logged. In RPA's opinion, recovery and Rock Quality Designation (RQD) data should be collected and recorded in the logs.

     RPA cannot comment on sampling methods for drilling carried out prior to 2003. Some very high assays, as high as 5.49 g/t Pd over 17 m, were reported in some of the earlier drilling. PTM has been unable to confirm these grades, and it is suspected that the earlier assaying for PGEs could be unreliable. RPA notes, also, that some of the assay

10-1

results for the pre-1990 drilling obtained by PTM have been composited, and some of the original assay values are not available. RPA cannot confirm the veracity of the older assay data. For this reason, RPA recommends that the older assay data be used for interpretative purposes only and not for grade estimation. Only assay data collected by PTM has been used in the present Mineral Resource estimate. The older assay data was used to help in the interpretation of the geology and the construction of the solids models.

10-2

11 SAMPLE PREPARATION, ANALYSES AND SECURITY

SAMPLING AND ASSAYING

     As reported above, the samples were cut using a diamond saw. The sampled half-core was placed in plastic bags, labelled with felt marker, and tagged. The plastic sample bags were placed into 5 gal. pails and sealed with a numbered security tag for shipment to the lab. Shipment was via commercial carrier from Wawa to the ALS Chemex facility in Thunder Bay, Ontario. The samples were in the custody of a PTM representative from the time of collection until delivery to the shipper, Manitoulin Transport Inc. Each shipment contained a form listing the security tag numbers. Upon receiving a shipment ALS Chemex would examine the contents and fax back to PTM a signed and dated form confirming that the shipment was received intact.

     Samples were analyzed at ALS Chemex in Vancouver. Samples were dried and crushed to better than 70% passing a 2 mm screen (Tyler 10 mesh). A split from riffle of up to 250 gm was taken and pulverized using a disc and ring pulverizer down to 85% passing 75.

     Analyses for 26 elements were performed using four-acid digestion ICP. If the Cu, Ni, or PGE+Au contents were above threshold, then a second assay was run using AA for base metals and fire assay with ICP finish for precious metals. Copies of ALS Chemex analytical protocols are provided in Appendix 4.

11-1

ASSAY QA/QC

STANDARDS

      One hundred twenty-three (123) samples of independently-prepared standards were submitted for analysis together with the drill core samples, approximately one standard per 14 core samples. Two of the standards were prepared for copper and nickel, and four for platinum-group elements. All analyses of standards fell within 10 percent of the expected mean of the standards, with the exception of platinum in one of the copper-nickel standards. In the opinion of RPA, the analyses of standards fall within acceptable limits; the platinum outlier is not considered to be significant as the standard was not prepared for platinum group elements and analyses of those standards specifically designed to assess the accuracy of platinum group element analyses were within limits of acceptability.

BLANKS

      Blanks were routinely submitted with core samples. RPA constructed dispersion plots for analyses of copper, nickel, gold, platinum and palladium analyses in the blanks. Most results fall within two standard deviations of the mean, and none of the variations is considered significant.

DUPLICATES

     The Lakemount database includes 120 duplicate analyses. RPA reviewed the duplicate analytical data and observes that most of the duplicate pairs display very close agreement; about eight samples show noticeable differences for all elements. RPA does not consider these discrepancies to be significant since almost all are associated with higher-grade samples that constitute a minor proportion of the sample population, and that for the precious metals, are eliminated by capping during the resource estimation process. Further, the differences between duplicate assays are observed to be unbiased.

11-2

RPA CHECK SAMPLING

     RPA collected a suite of 11 quarter-core splits in order to confirm the presence of Cu, Ni, PGEs and Au. The samples were selected independently by RPA, split under RPA supervision, and were in the custody of an RPA representative until delivery to a commercial shipper (Greyhound Bus Lines) for transport to the lab. Chalcopyrite, pyrrhotite, and pentlandite mineralization was clearly visible in the core that was sampled. The check samples were sent to Assayers Canada in Vancouver, where they were analysed by atomic absorption spectrophotometry (AA) for Cu, Ni, Pd, Pt, and Au.

     RPA notes that the preliminary results of the check sampling agree with PTM's results with the exception of the Ni (see Table 14-1) The RPA Ni results are routinely lower than PTM's, and for one sample (253556) the difference is quite significant. The initial assays on the RPA check samples were digested in aqua regia prior to AA determination. As a check, RPA had the samples rerun using four-acid digestion, and the results from these re-assays agreed more closely with PTM's results (see Table 14-1). Ni for sample 253556 was still quite a bit lower than the original PTM assay, and there is no explanation for this discrepancy. However, RPA notes the check samples do not represent a statistically significant number and so there is no real evidence of a bias in the PTM assays. RPA notes that the QA/QC sampling carried out by PTM indicates that the sampling and assaying were carried out properly. RPA further notes that it is not uncommon for two independent labs to report systematically different values for assays from the same samples. For this reason, RPA recommends for future programs that PTM carry out more duplicate samples using other commercial labs as a check. RPA further recommends that a series of round robin assays checks be carried out on the standards, at a number of different laboratories.

     In RPA's opinion, the check sampling confirms the presence of Ni, Cu, Pt, Pd, and Au at Lakemount, with similar grades to those reported by PTM. The results of the check sampling are provided in Table 14-1 below:

11-3

TABLE 14-1 INDEPENDENT SAMPLING RPA

11-4

DISCUSSION

     RPA considers the QA/QC protocols employed on the Lakemount Project to be sufficiently rigorous, and the results obtained to be sufficiently accurate to ensure that the sample data are adequate for use in the Mineral Resource Estimation.

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12 DATA VERIFICATION

RPA CHECKS

      RPA carried out data validation and verification of drilling database for holes LK-03-01 to LK-04-23 inclusive. The following checks were performed by RPA:

  Comparison of the electronic assay data files provided to PTM by the analytical laboratory with the assay data files provided to PTM.
  Comparison of sample numbers and sample intervals within the PTM assay database with the sample numbers and sample intervals as recorded on the drill logs and assay lists compiled during the Lakemount drill programs.

     Sample data were received by RPA from PTM in the form of electronic data files for each of the three drill campaigns. These data were assembled into a single database that was then imported into a Gemcom database. Lithological and survey data were likewise received and imported.

     No discrepancies were found between analytical data provided to PTM by the analytical laboratory, and the databases constructed by PTM. Several minor discrepancies relating to sample intervals were found between the sample master lists and the PTM database. These were clarified by PTM and rectified in the database. The lithological and survey databases were accepted by RPA as submitted by PTM.

12-1

13 ADJACENT PROPERTIES

     RPA is not aware of any exploration work underway on properties adjacent to Lakemount.

13-1

14 MINERAL PROCESSING AND METALLURGICAL TESTING

     No metallurgical studies have been carried out on the Lakemount project since the 1950s. These studies are necessary to determine what recoveries are achievable for each of the five economic components of the mineralization. Also, it is necessary to determine the proportion of Ni that occurs as sulphide versus silicate. No information is presently available concerning the silicate Ni component and no provision has been made in the Mineral Resource estimate. RPA strongly recommends that preliminary metallurgical testing and mineralogical studies be initiated.

14-1

15 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

     RPA carried out a Mineral Resource estimate for the Lakemount Project Sunrise Lake deposit. The estimate was performed using a block model, constrained by wireframe solid models, and Inverse Distance Squared (ID2) sample weighting. The Mineral Resources estimate for Lakemount totals 3.048 million tonnes grading 0.35% Ni, 0.20% Cu, 0.13 g/t Pt, 0.09 g/t Pd, and 0.05 g/t Au at an assumed net smelter return (NSR) cutoff of US$20.00/t. All resources have been classified as Inferred, in accordance with the classification system defined in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines.

SAMPLE DATABASE

     Data were supplied to RPA in the form of electronic databases containing records for 23 holes with tables for collar coordinates, surveys, assays and lithologies. Wireframe 3D models of the surface topography, principal rock types and major faults within the area of interest were also supplied with the data. As described elsewhere in this report, RPA carried out a check of the assay database, and accepted the survey and lithological, data, and wireframe geological model as being valid.

     RPA carried out statistical analyses of the sample database, which included generation of histograms and probability plots. These diagrams are attached to this report in Appendix 1. Sample statistics are shown below in Table 18-1.

15-1

TABLE 18-1 SAMPLE STATISTICS

Platinum Group Metals Ltd. Lakemount Property

	Ni (%)	Cu (%)	Pt (g/t)	Pd (g/t)	Au (g/t)
	Comp	Comp	Comp	Comp	Comp
Number of Samples	1,797	1,797	1,797	1,797	1,797
Mean	0.222	0.105	0.061	0.043	0.088
Standard Deviation	0.246	0.161	0.104	0.070	0.127
Coef. Of Variation	1.088	1.532	1.711	1.613	1.433
Maximum	3.640	3.210	1.465	1.185	4.890
Median	0.177	0.066	0.032	0.025	0.082
Minimum	0.000	0.000	0.000	0.000	0.000

COMPOSITING

     Composites 3.5 m in length were generated within Gemcom for all samples in each of the 23 drill holes. Compositing commenced at the drill collar and was carried through the length of the hole. Composited values for copper, nickel, gold, platinum and palladium were simultaneously calculated for each of the composite intervals.

WIREFRAME MODELS

     Wireframe models of the host ultramafic intrusion, as well as four cross-cutting faults, were supplied to RPA by PTM. Wireframe models of two mineral zones were constructed by RPA on the basis of a cut-off threshold discussed below. The 3.5-meter composites were coded according to their estimated dollar value and these value-based categories were then projected onto the drill holes in sectional views at 25-meter intervals throughout the portion of the ultramafic containing the 23 holes that comprise the database.

     On the basis of the cut-off threshold discussed below, two zones of mineralization, Footwall and Middle, were then defined on each of the sections through the construction of 3D rings. These rings were then extruded 12.5 meters on either side of each section, and outlines of the Footwall and Middle Zones (see Figures 18 - 1 and 18 - 2) were then re-constructed on plans at 10-meter intervals by joining the intercepts of the extruded vertical rings with a second set of 3D rings. These rings were then joined between levels

15-2

with tie lines and two solids were generated from the joined rings. The solids were identified with unique codes and the drill hole pierce points of each of the solids were added to the composite table. This step permitted a comparison of the boundaries of the constructed solids relative to the dollar value of mineralization that had been previously calculated in the composite table. Boundaries of the solids were adjusted to accurately reflect the boundaries of composite intervals that met or exceeded the threshold of the cut-off grade.

CAPPING OF HIGH GRADES

     Copper and nickel grades have not been capped or cut because there are very few outliers and their impact on the composited grades is essentially negligible. Gold, platinum and palladium grades have been capped: gold at 0.3 g/t, platinum at 0.6 g/t, and palladium at 0.4 g/t. These capping levels are based upon analysis of curves of change in mean sample grade versus cutting level (see Appendix 2). The cap is placed at the grade level at which inclusion of samples of higher grade has a disproportional influence on the average grade relative to the number of samples that lie above that threshold grade. For gold, the grade is reduced by 0.019 g/t (-18.1%) and affects 4 samples(0.9%); for Pt the grade is reduced by 0.006 g/t (-4.2%) and affects 13 samples (2.9%); for Pd the grade is reduced by 0.005 g/t (-5.0%) and affects 13 samples (2.9%).

     The samples were capped prior to compositing. Histograms and probability plots of the cut composites are attached to this report in Appendix 3. A table of composite statistics is shown below in Table 18-2.

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TABLE 18-2 SAMPLE STATISTICS

Platinum Group Metals Ltd. Lakemount Property

	Ni (%)	Cu (%)	Pt (g/t)	Pd (g/t)	Au (g/t)
	Comp	Comp	Comp	Comp	Comp
Number of Samples	149	149	149	149	149
Mean	0.299	0.154	0.103	0.07	0.038
Standard Deviation	0.221	0.157	0.104	0.065	0.034
Coef. Of Variation	0.704	1.021	1.012	0.921	0.907
Maximum	1.105	0.754	0.467	0.303	0.149
Median	0.242	0.096	0.061	0.044	0.026
Minimum	0	0	0	0	0

GEOSTATISTICS

Kriging was not used in the grade estimation, so a rigorous geostatistical analysis was not carried out. Search distance limits for the inverse distance squared (ID2) interpolation were derived from variogram analyses conducted by RPA. Semi-variograms were generated from the uncapped composited Ni values contained within the wireframe solids. RPA notes that the Cu variography results were very similar to those for Ni. RPA further notes that the spacing of the holes made it difficult to interpret short-range structures from the variography.

     Some of the variography is supported by the geological interpretation. Directions of maximum variogram range in the horizontal plane are observed to be 0600 and 1100. The 1100 direction is roughly parallel to the strike of the Middle Zone and the western portion of the Footwall Zone (see Figure 18-2). The 0600 direction is roughly parallel to the strike of the Footwall Zone in the eastern portion of the deposit (see Figure 18-2). The maximum range for both on-strike directions was 60 m.

     A maximum down-dip range of 30 m was obtained in the 0200/-60 direction, which corresponds well with the Middle Zone and western FW Zone orientation. For the eastern FW area, the maximum down-dip ranges varied from 20 to 40 m depending on the interpretation of the variogram. The variogram generally reached a value equal to the population variance at around 20 m (regardless of orientation). However, for some

15-4

directions, there was a sill value for the semi-variogram located at a range of 40 m. This sill value was typically 20% to 30% higher than the population variance.

     Variogram ranges in the order of 20 m to 25 m were obtained in the cross-strike direction (minor axis).

BLOCK MODEL

     The block model was constructed in Gemcom. Model specifications are listed below in Table 18-3:

TABLE 18-3 BLOCK MODEL GEOMETRY

Platinum Group Metals Ltd. Lakemount Property

Origin	X	676,000	E
	Y	5,325,700	N
	Z	340	m El

Block (m)	X	15
	Y	5
	Z	15

Blocks	X	62
	Y	90
	Z	24

Size (m)	Columns	930
Rows		450
Levels		360

     The components stored in the block model include values for copper, nickel, gold, platinum and palladium, as well as rock type used to constrain composite selection, and percentage of each block lying within a wireframe solid.

     A representative cross-section and level plan of the block model are provided in Figures 18-1 and 18-2 respectively.

15-5

N
S
elev.
400m
300m
200m
100m
LK-03-05
LK-03-07
LK-04-20
LEGEND
NSR Value
($US) per tonne
> $50
$40 - $50
$30 - $40
$20 - $30
< $20
0
50
100m

Platinum Group Metals Ltd.

Lakemount Project

WAWA, ONTARIO

Cross-Section (676675E)

Figure 18-1

Roscoe Postle Associates Inc. , Jan. 2005

676200
676300
676400
676500
676600
676700
676800
N
5326100
5326000
5325900
5325800
5325700
LEGEND
NSR Value ($US) per tonne
> $50
$40 - $50
$30 - $40
$20 - $30
< $20
0
50
100m
Platinum Group Metals Ltd.
Lakemount Project
WAWA, ONTARIO
Level Plan (240m)
Roscoe Postle Associates Inc. , Jan. 2005

Figure 18-2

ESTIMATION METHODOLOGY

     Grade was estimated into the blocks using inverse distance weighing to the second power (ID2).

SEARCH PARAMETERS

     In RPA's opinion, the semi-variograms indicate that a reasonable maximum search distance along strike would be 60 m. A down-dip search distance in the order of 30 m to 40 m is also suggested by the variography. However, RPA notes that the approximate drill spacing is in the order of 50 m, and that constraining the down-dip search to 40 m would leave gaps in the grade estimate. The geological interpretation and the older drill results indicate that there is continuity down-dip as well as along strike.

     RPA recommends using a search ellipsoid measuring 60 m x 60 m in the plane of the mineralization. The minor axis of the search should measure in the order of 25 m, based on the variography. RPA recommends extending the search in the minor axis direction to accommodate local variations in orientation of the zones. RPA carried out estimates using 60 m x 60 m x 25 m and 60 m x 60 m x 50 m search ellipsoids, and the difference in results was negligible. Consequently, in RPA's opinion, a 60 m x 60 m x 50 m search is reasonable for the Lakemount deposits.

     Two search orientations were used in order to more accurately reflect local variations in strike and dip of the deposit. Both search ellipsoids measured 60 m x 60 m x 50 m. The strike directions for the search were 1100 for the Middle and western FW Zones, and 0600 for the eastern FW. The dips were 800N for the Middle and western FW, and

60 0NW for the eastern FW.

15-8

BULK DENSITY

     Bulk density measurements were made by PTM on about 130 drill core samples using the water immersion method. These produced an average density of 2.97 t/m3. A sub-population of measurements from within the mineral zone solids was then extracted from the total of bulk density measurements. This sub-population comprised twenty eight (28) measurements with an average density of 3.01 t/m3. This figure was used in the block model tonnage estimate.

BLOCK MODEL VALIDATION

     RPA conducted a number of validation exercises on the block model. These included:

  Inspection of the block model in plan and section and visual comparison of block grades to drill data.
  Statistical comparison of composite grades versus block grades.
  Re-estimation of the grade using different search parameters.

Global block and composite statistics are provided below:

TABLE 18-4 COMPOSITE VS BLOCK STATISTICS

Platinum Group Metals Ltd. Lakemount Property

	Ni (%)		Cu (%)		Pt (g/t)		Pd (g/t)		Au (g/t)
	Comp	Block	Comp	Block	Comp	Block	Comp	Block	Comp	Block
Number	149	2,315	149	2,315	149	2,315	149	2,315	149	2,315
Mean (g/t Au)	0.299	0.307	0.154	0.175	0.103	0.115	0.070	0.077	0.038	0.430
Standard Deviation	0.221	0.148	0.157	0.125	0.104	0.084	0.065	0.051	0.034	0.026
Coef. Of Variation	0.704	0.484	1.021	0.715	1.012	0.728	0.921	0.657	0.907	0.593
Maximum	1.105	0.990	0.754	0.580	0.467	0.430	0.303	0.270	0.149	0.140
Median	0.242	0.280	0.096	0.130	0.061	0.080	0.044	0.060	0.026	0.040
Minimum	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000

15-9

     The block model grade estimate was re-run several times using widely ranging search parameters (distances, orientations, and number of composites). Changing these parameters did not appear to affect the overall estimate much, usually resulting in differences in tonnage and grade in the order of plus or minus 10% or less. In RPA's opinion, this indicates that the estimate is well constrained by the geological interpretation, and is quite robust.

CLASSIFICATION

     Mineral Resources have been classified in accordance with the definitions in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines, as incorporated in National Instrument 43-101. Resource blocks are classified as Measured, Indicated, or Inferred, depending on the level of confidence of the estimate.

     All of the Mineral Resources at Lakemount have been classified as Inferred, owing to the limited amount of data available upon which the database is constructed. Analytical data exist for about 150 holes drilled during previous exploration of the Property, but as critical information relative to the sampling and analytical procedures, and reproducibility of values obtained, is not available, these data were not used. Removal of the old data leaves a total of 20 recent holes (3 are outside the deposit area) upon which to base the estimate, which in RPA's opinion, is appropriate for an Inferred classification only.

CUT-OFF GRADE

     Application of a cut-off grade is required by NI 43-101 in order to classify mineralized material as a Mineral Resource. In order to define a reasonable cut-off grade at this early stage of the project, assumptions regarding scale of operation, mining methodologies, mining and metallurgical recoveries, operating costs and metal prices are necessary. RPA is not aware of any economic assessments that have been conducted on

15-10

the Lakemount Property, so estimates of cost have been drawn from a similar operations in the area, and estimates of metal prices from historic three-year trends of the commodities of likely economic significance, copper, nickel, gold, platinum, and palladium.

     Because there are five metals that contribute to the potential value of the Lakemount deposit, RPA has used a net smelter return approach to cut-off grade instead of using the grade of a single metal. The assumption used to derive the NSR cut-off in US dollars is outlined below.

     Given the grade and morphology of the Lakemount deposit, mining by open-pit methods is the most reasonable method of extraction. It can also be reasonably assumed that concentrates will be produced on-site and shipped by rail to Sudbury for refining. Lakemount is very close to road, rail, and powerline facilities, which will have a beneficial impact on operating and capital costs.

     Open pit mining and milling costs are estimated to be US$8.50/tonne. Mill recovery for Cu and Ni is estimated to be 90%. A concentration ratio of 25:1 is assumed, together with transportation and smelting costs of US$240/t of concentrate. It is further assumed that the smelter will pay 90% of the value of recoverable base metals. Calculated on a per-tonne-mined basis, the transportation and smelting costs equate to US$10.66/t, for a total of approximately US$20/t. It was further assumed that overall payable precious metal (i.e. Au, Pt and Pd) value would be 50 % of the in situ grade.

     Metal prices were estimated on the basis of three-year historic trends. The following metal prices were used in the model: Cu US$1.00/pound; Ni US$4.50/pound; Au US$375/ounce; Pt US$800/ounce; Pd US$250/ounce. Conversion factors of 22.05 pounds per percent and 31.103 grams per ounce were used.

15-11

     On the basis of these assumptions and estimates, RPA estimates that a cut-off cost of US$20.00/tonne is reasonable for the Lakemount model, and the size and grade of the Inferred Resource is predicated upon this threshold value.

MINERAL RESOURCES REPORT

     The Mineral Resource estimate at a range of cut-off grades is given below in Table 18-5.

TABLE 18-5 MINERAL RESOURCE ESTIMATE

Platinum Group Metals Ltd. Lakemount Property

Cutoff	Volume	Density	Tonnage	AU	PT	PD	NI	CU	NSR
$/t	K cu. m.	t/cu. m.	Kt	g/t	g/t	g/t	g/t	g/t	$/t
>100	1.96	3.01	5.91	0.11	0.30	0.17	0.97	0.50	101.76
75	50.55	3.01	152.16	0.10	0.32	0.21	0.74	0.48	81.31
50	184.18	3.01	554.39	0.08	0.26	0.17	0.60	0.40	66.08
45	237.96	3.01	716.27	0.08	0.24	0.16	0.56	0.37	61.79
40	326.77	3.01	983.57	0.07	0.22	0.14	0.51	0.35	56.52
35	425.83	3.01	1,281.75	0.07	0.20	0.13	0.47	0.32	52.02
30	575.21	3.01	1,731.38	0.06	0.18	0.12	0.43	0.28	46.84
25	785.08	3.01	2,363.09	0.06	0.15	0.10	0.38	0.23	41.61
20	1,026.30	3.01	3,089.17	0.05	0.13	0.09	0.35	0.20	37.07

     At the $20/t NSR cut-off value, the total Inferred Mineral Resources are 3.09 million t grading 0.35% Ni, 0.20% Cu, 0.13 g/t Pt, 0.09 g/t Pd, and 0.05 g/t Au.

15-12

16 OTHER RELEVANT DATA AND INFORMATION

     RPA is not aware of any other information or data relevant to the Mineral Resources estimate.

16-1

17 INTERPRETATION AND CONCLUSIONS

     RPA has carried out a Mineral Resource estimate for the Lakemount Project and draws the following conclusions:

  The Lakemount is a nickel-copper-gold-PGE deposit hosted by the Sunrise Ultramafic Intrusive.
  Recent exploration work by Platinum Group Metals Ltd. included the drilling of 23 NQ holes with an aggregate length of 4,793.4 meters.
  Sampling of core has been carried out in a fashion consistent with common industry practice.
  Assaying has been carried out in an accredited commercial laboratory using industry-standard protocols.
  Assay QA/QC protocols are appropriate and conform to common industry practice.
  The geological database compiled by PTM is relatively free of errors and has been configured by RPA for use in Mineral Resource estimation.
  The Mineral Resource estimate was carried out using a block model constrained by wireframe models. Grade interpolation was performed using inverse distance to the second power weighting.
  There is some skewness in the distribution of precious-metal grades. Gold grades have been capped at 0.3 g/t, platinum at 0.6 g/t and palladium at 0.4 g/t. Copper and nickel grades have not been capped.

17-1

  RPA used a search ellipsoid measuring 60 m x 60 m x 50 m, oriented parallel to the interpreted trend of the sulphide mineralization.
  The block model was constrained with wireframe models constructed from "extruded" plan view interpretations of the outline of the mineralized zones.
  The estimated bulk density (3.01 t/m3) is based on tests conducted on drill core and, is considered to have been derived in a reasonable fashion.
  RPA carried out validation exercises on the block model and considers it to be a reasonable estimate of mineral resources at Lakemount.
  The Mineral Resources have all been classified as Inferred.
  RPA is of the opinion that the above-stated Mineral Resource estimate meets the definition of Inferred Mineral Resources as stated by NI 43-101 and defined by the CIM Mineral Resources and Reserves Definitions and Guidelines as adopted by the CIM council on August 20, 2000.

17-2

18 RECOMMENDATIONS

RPA makes the following recommendations:

  Additional bulk density measurements should be made from the core in order to provide a better basis for tonnage estimates.
  The logging protocols should be amended to include collection of geotechnical from the drill core.
  Metallurgical test work should be carried out to determine potential metal recoveries.
  A preliminary assessment should be undertaken to assess the project economics.
  If the results of the preliminary assessment are encouraging, additional drilling should be done to move the mineral resource into the Indicated category preparatory for feasibility work.

18-1

19 REFERENCES

McGregor, J.A., January, 1968

        The Lakemount Nickel-Copper Deposit Algoma District, Ontario

Osborne, Ian (undated)

        An investigation into the Lakemount F-zone platinum group element (PGE) prospect in Ontario

Peredery, Walter V., 2003

        Lakemount Drilling Project Near Wawa, Ontario

Peredery, Walter V, (undated)

        Petrography and Mineralography of Lakemount Rocks, Wawa, Ontario

Peredery, Walter V., (undated)

        Geochemistry of the Lakemount Intrusion, Wawa, Ontario

Read, Peter B., August 3, 2004

        Geology of the Sunrise Ultramafite and Surroundings, Lakemount Property, Wawa, Sault Ste. Marie Mining Division, Ontario

Wagner, Darin W., July 8, 2004

        Technical Report on the Lakemount Property On behalf of: Platinum Group Metals Ltd.

19-1

20 SIGNATURE PAGE

     This report titled " Technical Report on the Lakemount Ni-Cu-PGE Zone, Wawa, Ontario, dated January 21, 2005, was prepared by and signed by the following authors:

(signed)

Dated at Vancouver, BC	Greg Z. Mosher, M.Sc., P. Geo.
January 21, 2005	Associate Consulting Geologist
Roscoe Postle Associates Inc.

(signed)

Dated at Vancouver, BC	David W. Rennie, P. Eng.
January 21, 2005	Sr. Consulting Geological Engineer
Roscoe Postle Associates Inc.

20-1

21 CERTIFICATE OF QUALIFICATIONS -G. MOSHER

     I, Gregory Zale Mosher, of North Vancouver, British Columbia, do hereby certify that: As an author of this TECHNICAL REPORT ON THE LAKEMOUNT NI-CU-PGE ZONE,WAWA, ONTARIO, dated January 21, 2005, I hereby make the following statements:

1.	I am a consulting geologist with a business address at 3761 Edgemont Boulevard, North Vancouver, British Columbia.
2.	I am a graduate of Dalhousie University (B.Sc. Hons., 1970) and McGill University (M.Sc. Applied, 1973)
3.	I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia. (Registration #121151)
4.	I have practiced my profession in mineral exploration continuously for the past 30 years.
5.	I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6.	I am responsible for the preparation of Sections 1, 13, 14, 15, 18, 20 and 21 of this technical report titled "Technical Report on the Lakemount Ni-Cu-PGE Zone, Wawa, Ontario", dated January 21, 2005.

21-1

7.	I have had no prior involvement with the property that is the subject of the Technical Report.
8.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.	I am independent of the Issuer applying the tests set out in Section 1.5 of National Instrument 43-101.
10.	I have read National Instrument 43-101 and the Technical Report has been prepared incompliance with National Instrument 43-101 and Form 43-101F1.
11.	I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of this Technical Report.

Signed and dated this 21st day of January, 2005 at Vancouver, British Columbia.

(signed)

________________________________

G.Z. Mosher, P.Geo.

21-2

22 CERTIFICATE OF QUALIFICATIONS -D. RENNIE

I, David W. Rennie, P. Eng., do hereby certify that:

     As an author of this TECHNICAL REPORT ON THE LAKEMOUNT NI-CU-PGE ZONE,WAWA, ONTARIO, dated January 21, 2005, I hereby make the following statements:

1.	I am currently employed as a Consulting Geological Engineer by: Roscoe Postle Associates Inc. Suite 2000, 1066 West Hastings Street Vancouver, British Columbia, Canada V6C 3X2
2.	I graduated with a Bachelor of Applied Science degree in Geological Engineering from the University of British Columbia in 1979.
3.	I am a member of the Professional Association of Professional Engineers and Geoscientists of British Columbia (Reg. No. 13572).
4.	I have worked as a geological engineer for a total of 25 years since my graduation from university.
5.	I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43 -101.

6.	I am responsible for the preparation of the Sections 2 through 12 inclusive, 16, 17, and 19 of this technical report titled Technical Report on the Lakemount Ni-Cu-PGE Zone, Wawa, Ontario, and dated January 21, 2005.

7.	I visited the property on October 19 - 20, 2004.
8.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

22-1

10.	I have read National Instrument 43-101 and Form 43-101FI, and the Technical Report has been prepared in compliance with that instrument and form.
11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Signed and dated this 21st day of January, 2005 at Vancouver, British Columbia.

(signed)

________________________
David W. Rennie, P. Eng.

22-2

23 APPENDIX 1

APPENDIX 1 - STATISTICS

23-1

23-2

23-3

23-4

23-5

24 APPENDIX 2

APPENDIX 2 - CUTTING CURVES

     Copper and nickel grades have not been cut, as there are very few outliers and their impact on the composited grades is essentially negligible. Gold, platinum and palladium grades have been capped: gold at 0.3 g/t, platinum at 0.6 g/t, and palladium at 0.4 g/t. These caps are based upon analysis of curves of percent change in mean sample grade versus cutting level (see below). The cap is placed at the grade level at which inclusion of samples of higher grade has a disproportional influence on the average grade relative to the number of samples that lie above that threshold grade. For gold, the grade is reduced by 0.019 g/t (-18.1%) and affects 4 samples(0.9%); for Pt the grade is reduced by 0.006 g/t (-4.2%) and affects 13 samples (2.9%); for Pd the grade is reduced by 0.005 g/t (-5.0%) and affects 13 samples (2.9%).

24-1

Cutting Curve - Au

0.060
0.050
0.040
0.030
0.020
0.010
0.000
Cut Mean Grade (g/t Au)
0
0.2
0.4
0.6
0.8
1
1.2
Cutting Value (g/t Au)

Cutting Curve - Pt

0.160
0.140
0.120
0.100
0.080
0.060
0.040
0.020
0.000
Cut Mean Grade (g/t Pt)
0
0.2
0.4
0.6
0.8
1
1.2
1.4
Cutting Value (g/t Pt)

24-2

24-3

25 APPENDIX 3

APPENDIX 3 - COMPOSITE STATISTICS

25-1

25-3

25-4

25-6

26 APPENDIX 4

APPENDIX 4 - ANALYTICAL PROTOCOLS

26-1

Geochemical Procedure - ME-AA61

Evaluation of Trace Level Materials by Multi-Acid Digestion - AAS

Sample Decomposition: Triple Acid Digestion

Analytical Method: AtomicAbsorption Spectroscopy (AAS)

A prepared sample is weighed into a Teflon beaker and digested with perchloric, hydrofluoric and concentrated nitric acids, and then evaporated to dryness. The residue is dissolved in 25ml of 10% hydrochloric acid containing an ionization suppressant. The resulting solution is analyzed by atomic absorption spectrometry. Background correction is applied in the determination of nickel, cobalt, lead, silver, arsenic and antimony.

ALS Chemex	Element	Symbol	Detection	Upper	Units
Method Code	-	-	Limit	Limit	-
Ag-AA61	Silver	Ag	0.5	100	ppm
As-AA61	Arsenic	As	10	10,000	ppm
Ba-AA61	Barium	Ba	10	10,000	ppm
Be-AA61	Beryllium	Be	0.5	10,000	ppm
Ca-AA61	Calcium	Ca	0.01	15%
Cd-AA61	Cadmium	Cd	5	500	ppm
Co-AA61	Cobalt	Co	2	10,000	ppm
Cr-AA61	Chromium	Cr	2	10,000	ppm
Cu-Aa61	Copper	Cu	1	10,000	ppm
Fe-AA61	Iron	Fe	0.1	15%
Li-AA61	Lithium	Li	1	10,000	ppm
Mg-AA61	Magnesium	Mg	0.01	15%
Mn-AA61	Manganese	Mn	5	10,000	ppm
Mo-AA61	Molybdenum	Mo	2	10,000	ppm
Ni-AA61	Nickle	Ni	2	10,000	ppm
Pb-AA61	Lead	Pb	2	10,000	ppm
Sb-AA61	Antimony	Sb	5	10,000	ppm
Sr-AA61	Strontium	Sr	1	10,000	ppm
V-AA61	Vanadium	V	5	10,000	ppm
Zn-AA61	Zinc	Zn	5	10,000	ppm

26-2

Assay Procedure - ME-AA62

Evaluation of Ores and High Grade Materials

Sample Decomposition: HNO3-HClO4-HF-HCl digestion Analytical Method: Atomic Absorption Spectroscopy (AAS)

A prepared sample (0.2 to 2.0g) is digested with nitric, perchloric, and hydrofluoric acids, and then evaporated to dryness. Hydrochloric acid is added for further digestion, and the sample is again taken to dryness. The residue is dissolved in nitric and hydrochloric acids and transferred to a volumetric flask (100 or 250 ml). The resulting solution is diluted to volume with demineralized water, mixed and then analyzed by atomic absorption spectrometry against matrix-matched standards.

ALS Chemex	-		Lower	Upper
Method Code	Element	Symbol	Reporting	Reporting	Units
-	-	-	Limit	Limit	-
Ag-AA62	Silver	Ag	1	1000	ppm
Al-AA62	Aluminum	Al*	0.01	50%
Ca-AA62	Calcium	Ca*	0.05	50%
Cd-AA62	Cadmium	Cd	0.0001	10%
Co-AA62	Cobalt	Co	0.001	30%
Cu-AA62	Copper	Cu	0.01	50%
Fe-AA62	Iron	Fe	0.01	30%
K-AA62	Potassium	K*	0.01	30%
Li-AA62	Lithium	Li	0.01	50%
Mg-AA62	Magnesium	Mg*	0.01	50%
Mn-AA62	Manganese	Mn*	0.01	50%
Mo-AA62	Molybdenum	Mo	0.001	10%
Na-AA62	Sodium	Na*	0.001	30%
Ni-AA62	Nickel	Ni	0.01	50%
Pb-AA62	Lead	Pb	0.01	30%
Sr-AA62	Strontium	Sr	0.01	20%
V-AA62	Vanadium	V	0.01	30%
Zn-AA62	Zinc	Zn	0.01	30%
* Elements reported as oxide.

26-3

Geochemical Procedure - ME-AA45

Atomic Absorption Spectroscopy - Aqua Regia Digestion

Sample Decomposition: Nitric Aqua Regia Digestion

Analytical Method: Atomic Absorption Spectroscopy (AAS)

A prepared sample (0.50 grams) is digested with aqua regia for at least one hour in a graphite heating block. After cooling, the resulting solution is diluted to 12.5 ml with demineralized water, mixed and analyzed by atomic absorption spectrometry. The elements arsenic, cadmium, cobalt, indium, lead, nickel, and silver are background corrected.

ALS Chemex	-	-	Detection	Upper
Method Code	Element	Symbol	Limit	Limit	Units
Ag-AA45	Silver	Ag	0.2	100	ppm
As-AA45	Arsenic	As	1	10,000	ppm
Cd-AA45	Cadmium	Cd	0.1	200	ppm
Co-AA45	Cobalt	Co	1	10,000	ppm
Cu-AA45	Copper	Cu	1	10,000	ppm
Fe-AA45	Iron	Fe	0.01	15%
Mn-AA45	Manganese	Mn	5	10,000	ppm
Mo-AA45	Molybdenum	Mo	1	10,000	ppm
Ni-AA45	Nickel	Ni	1	10,000	ppm
Pb-AA45	Lead	Pb	1	10,000	ppm
Sb-AA45	Antimony	Sb	5	10,000	ppm
Zn-AA45	Zinc	Zn	1	10,000	ppm

26-4

Assay Procedure - ME-AA46

Evaluation of Ores and High Grade Materials by Aqua Regia Digestion

 - AAS

Sample Decomposition: Aqua Regia Digestion

Analytical Method: Atomic Absorption Spectroscopy (AAS)

A prepared sample (0.4 to 2.00 grams) is digested with concentrated nitric acid for one half hour. After cooling, hydrochloric acid is added to produce aqua regia and the mixture is then digested for an additional hour and a half. An ionization suppressant is added if molybdenum is to be measured. The resulting solution is diluted to volume (100 or 250 ml) with demineralized water, mixed and then analyzed by atomic absorption spectrometry against matrix-matched standards.

ALS Chemex	-	-	Detection	Upper
Method Code	Element	Symbol	Limit	Limit	Units
As-AA46	Arsenic	As	0.01	30%
Bi-AA46	Bismuth	Bi	0.001	30%
Cd-AA46	Cadmium	Cd	0.001	10%
Co-AA46	Cobalt	Co	0.01	50%
Cu-AA46	Copper	Cu	0.01	50%
Fe-AA46	Iron	Fe	0.01	30%
Pb-AA46	Lead	Pb	0.01	30%
Mo-AA46	Molybdenum	Mo	0.001	10%
Mn-AA46	Manganese	Mn	0.01	50%
Ni-AA46	Nickel	Ni	0.01	50%
Ag-AA46	Silver	Ag	1	1500	ppm
Zn-AA46	Zinc	Zn	0.01	30%

26-5

Assay Procedure - ME-AA62

Evaluation of Ores and High Grade Materials

Sample Decomposition: HNO3-HClO4-HF-HCl digestion Analytical Method: Atomic Absorption Spectroscopy (AAS)

A prepared sample (0.2 to 2.0g) is digested with nitric, perchloric, and hydrofluoric acids, and then evaporated to dryness. Hydrochloric acid is added for further digestion, and the sample is again taken to dryness. The residue is dissolved in nitric and hydrochloric acids and transferred to a volumetric flask (100 or 250 ml). The resulting solution is diluted to volume with de-mineralized water, mixed and then analyzed by atomic absorption spectrometry against matrix-matched standards.

-	-	-	Lower	Upper
ALS Chemex	-	-	Reporting	Reporting
Method Code	Element	Symbol	Limit	Limit	Units
Ag-AA62	Silver	Ag	1	1000	ppm
Al-AA62	Aluminum	Al*	0.01	50%
As-AA62	Arsenic	As	0.01	30%
Ca-AA62	Calcium	Ca*	0.05	50%
Cd-AA62	Cadmium	Cd	0.0001	10%
Co-AA62	Cobalt	Co	0.001	30%
Cu-AA62	Copper	Cu	0.01	50%
Cu-AA62a	Copper	Cu	0.001	50%
Fe-AA62	Iron	Fe	0.01	30%
K-AA62	Potassium	K*	0.01	30%
Li-AA62	Lithium	Li	0.01	50%
Mg-AA62	Magnesium	Mg*	0.01	50%
Mn-AA62	Manganese	Mn*	0.01	50%
Mo-AA62	Molybdenum	Mo	0.001	10%
Na-AA62	Sodium	Na*	0.001	30%
Ni-AA62	Nickel	Ni	0.01	50%
Pb-AA62	Lead	Pb	0.01	30%
Sr-AA62	Strontium	Sr	0.01	20%
V-AA62	Vanadium	V	0.01	30%
Zn-AA62	Zinc	Zn	0.01	30%
* Elements reported as oxide.

26-6

Geochemical Procedure - ME-ICP61

Trace Level Methods Using Conventional ICP-AES Analysis

Sample Decomposition: Four Acid Digestion

Analytical Method: Inductively Coupled Plasma - Atomic Emission Spectroscopy (ICP - AES)

A prepared sample (0.250 gram) is digested with perchloric, nitric, and hydrofluoric acids to near dryness. The sample is then further digested in a small amount of hydrochloric acid. The solution is made up to a final volume of 12.5 ml with 11% hydrochloric acid, homogenized, and analyzed by inductively coupled plasma-atomic emission spectrometry. Results are corrected for spectral interelement interferences.

-	-	Lower	Upper
Element	Symbol	Reporting Limit	Reporting Limit	Units
Silver	Ag	0.5	100	ppm
Aluminum	Al	0.01	25%
Arsenic	As	5	10,000	ppm
Barium	Ba	10	10,000	ppm
Beryllium	Be	0.5	1000	ppm
Bismuth	Bi	2	10,000	ppm
Calcium	Ca	0.01	25%
Cadmium	Cd	0.5	500	ppm
Cobalt	Co	1	10,000	ppm
Chromium	Cr	1	10,000	ppm
Copper	Cu	1	10,000	ppm
Iron	Fe	0.01	25%
Potassium	K	0.01	10%
Magnesium	Mg	0.01	15%
Manganese	Mn	5	10,000	ppm
Molybdenum	Mo	1	10,000	ppm
Sodium	Na	0.01	10%
Nickel	Ni	1	10,000	ppm
Phosphorus	P	10	10,000	ppm
Lead	Pb	2	10,000	ppm
Sulphur	S	0.01	10%
-	-	-	-	-
-	-	Lower	Upper	-
Element	Symbol	Reporting Limit	Reporting Limit	Units
Antimony	Sb	5	10,000	ppm
Strontium	Sr	1	10,000	ppm

26-7

Titanium	Ti	0.01	10%
Vanadium	V	1	10,000	ppm
Tungsten	W	10	10,000	ppm
Zinc	Zn	2	10,000	ppm

26-8

Specialty Assay Procedure - OA-GRA08

Specific Gravity

Analytical Method: Gravimetric

Depending on the nature of the sample, the analysis is performed by one of the following methods.

1.         Bulk Samples

The rock or core section (up to 6 kg) is weighed dry on a balance. The sample is then weighed while it is suspended in water. From the data, the specific gravity is calculated.

 Specific Gravity  =                        Weight of sample (g)

                               Weight in air (g) - Weight in water (g)

2.         Pulverized Material

A prepared sample (3.0g) is weighed into an empty pycnometer. The pycnometer is filled with a solvent and then weighed. From the of the sample and the weight of the solvent displaced by the sample, the specific gravity is calculated.

 Specific Gravity  =                        Weight of sample (g)                      x    Specific Gravity of Solvent

                                   Weight of solvent displaced (g)

-	-	-	Lower	Upper
ALS Chemex	Sample	-	Reporting	Reporting
Code	Type	Symbol	Limit	Limit	Units
OA-GRA08a	Bulk	S.G.	0.01	20	Unity
OA-GRA08b	Pulp	S.G.	0.01	20	Unity

26-9

Specialty Assay Procedure - OA-GRA08 Specific Gravity

Analytical Method: Gravimetric

Depending on the nature of the sample, the analysis is performed by one of the following methods.

1.         Bulk Samples (OA-GRA08 & OA-GRA08a)

The rock or core section (up to 6 kg) weighed dry on a balance for method OA-GRA08 or is covered in a paraffin wax coat in the case of OA-GRA08a and is weighed on a balance. The sample is then weighed while it is suspended in water. From the data, the specific gravity is calculated.

 Specific Gravity  =                        Weight of sample (g)

                               Weight in air (g) - Weight in water (g)

2.         Pulverized Material (OA-GRA08b & OA-GRA08d)

A prepared sample (3.0g) is weighed into an empty pycnometer. The pycnometer is filled with a solvent (either methanol or acetone) and then weighed. From the weight of the sample and the weight of the solvent displaced by the sample, the specific gravity is calculated.

 Specific Gravity  =                        Weight of sample (g)                      x    Specific Gravity of Solvent

                                   Weight of solvent displaced (g)

				Lower	Upper
ALS Chemex		Sample		Reporting	Reporting
Code	Description	Type	Symbol	Limit	Limit	Units
OA-GRA08	Specific Gravity - without	Bulk	S.G.	0.01	20	Unity
	paraffin coat
OA-GRA08a	Specific Gravity - with	Bulk	S.G.	0.01	20	Unity
	paraffin coat
OA-GRA08b	Specific Gravity -	Pulp	S.G.	0.01	20
	pyconometer with Methanol					Unity
OA-GRA08d	Specific Gravity -	Pulp	S.G.	0.01	20
	pycnometer with Acetone					Unity

26-10

Geochemical Procedure - PGM-ICP23 and PGM-ICP24

Precious Metals Analysis Methods

Sample Decomposition:         Fire Assay Fusion

Analytical Method:                 Inductively Coupled Plasma - Atomic Emission Spectrometry (ICP-AES)

A prepared sample is fused with a mixture of lead oxide, sodium carbonate and borax silica, inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead. The bead is digested for 2 minutes at high power by microwave in dilute nitric acid. The solution is cooled and hydrochloric acid is added. The solution is digested for an additional 2 minutes at half power by microwave. The digested solution is then cooled, diluted to 4 ml with 2% hydrochloric acid, homogenized and then analyzed for gold, platinum and palladium by inductively coupled plasma - atomic emission spectrometry.

ALS Chemex	Description	-	Sample	Detection	Upper
Method Code	Element	Symbol	Weight	Limit	Limit	Units
PGM-ICP23	Gold	Au	30 g	0.001	10.0	ppm
	Platinum	Pt	30 g	0.005	10.0	ppm
	Palladium	Pd	30 g	0.001	10.0	ppm
PGM-ICP24	Gold	Au	50 g	0.001	10.0	ppm
	Platinum	Pt	50 g	0.005	10.0	ppm
	Palladium	Pd	50 g	0.001	10.0	ppm

26-11

Sample Preparation Package - PREP-31

Standard Sample Preparation: Dry, Crush, Split and Pulverize

Sample is dried and the entire sample is crushed to better than 70% passing a 2 mm (Tyler 10 mesh) screen. A split of up to 250 grams is taken and pulverized to better than 85% passing a 75 micron (Tyler 200 mesh) screen.

ALS Chemex
Method Code	Description
LOG-22	Sample is logged in tracking system and a bar code label is
attached.
CRU-31	Fine crushing of rock chip and drill samples to better than
70% of the sample passing 2 mm.
SPL-21	Split sample using riffle splitter.
PUL-31	A sample split of up to 250 g is pulverized to better than
85% of the sample passing 75 microns.

26-12

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.

REPORTING ISSUER

PLATINUM GROUP METALS LTD.

328 - 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:

(604) 899-5450     Facsimile:

(604) 484-4710

ITEM 2.

Date of Material Change

March 7, 2005

ITEM 3.

                PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated March 7, 2005 to the TSXV.

ITEM 4.

                SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. (PTM-TSXV) announces that its independent qualified person has now completed a review of the resource estimate for the south-eastern property area of the Western Bushveld Joint Venture. An increase in the grade on the Merensky Reef from an earlier Anglo Platinum estimate is reported.

ITEM 5.

                Full Description of Material Change

See News Release dated March 7, 2005.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)                   N/A

ITEM 7.

OMITTED INFORMATION           N/A

ITEM 8.

                SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 21st day of March, 2005.

Platinum Group Metals Ltd.

"Frank Hallam"

Frank Hallam, Director & CFO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

328 - 550 Burrard Street, Vancouver BC, V6C 2B5

Platinum Group Metals Ltd.

Suite 328 - 550 Burrard Street, Vancouver V6C 2B5

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	PTM:TSX-V; PTMQF:OTCBB SEC Form 20F, File No. 0-30306
No.05-101	NEWS RELEASE	MARCH 7, 2005

Merensky Reef Grade Increase in Independent Estimate

Platinum Group Metals Ltd. (PTM-TSXV; PTMQF-OTCBB) announces that its independent qualified person ("QP") has now completed a review of the resource estimate for the south-eastern property area of the Western Bushveld Joint Venture. An increase in the grade on the Merensky Reef from an earlier Anglo Platinum estimate (February 17, 2005) is reported. The Merensky Reef remains the focus of PTM's exploration and development plans in the Joint Venture area.  The Merensky Reef is actively being mined as the primary orebody at the adjacent, Anglo Platinum operated, Bafokeng Rasimone Platinum Mine which lies 1000m to the southeast of the resource area.  The resource estimate for the UG2 Reef has decreased from the earlier estimate. A specific type of high grade Merensky Reef has been identified and correlated on the Joint Venture property as a result of the detailed work completed with the QP.

Anglo Platinum Corporation reported in their 2004 annual report (PTM Press Release, February 17, 2005) inferred resources totalling 21Mt grading 5.88 g/t on the Merensky Reef ( 3.96 million ounces) and 13.0 Mt grading 4.25 g/t on the UG2 Reef (1.77 million ounces) for the south-eastern property area.  The independent Qualified Person has now provided the following estimate:

Independent QP Estimate, March 7, 2005- Inferred Resource (CIMM, definitions)

Merensky Reef: 15.41 Mt at 7.92 g/t- 4E (platinum, palladium, rhodium, and gold), 3.93 M oz 4E

UG2 Reef :          10.05 Mt at 2.52 g/t- 4E (platinum, palladium, rhodium, and gold),  0.82 M oz 4E

The estimate includes dilution to a minimum of 1metre mining width on both the Merensky Reef and UG2 Reef. Estimated geological losses of 30% have been factored into the estimate. The resource includes mineralization from approximately 100 to 600 metres deep. A specific facies or reef-type, namely the Harzburgitic Merensky Reef, has been identified in the resource area and is above the average grades for the Merensky Reef. This facies has been confirmed in PTM's recently commenced in-fill drilling program in the resource area and the assay result from this additional intercept is pending.

The Merensky and UG2 reefs also have been intercepted in holes to the north of the resource area that the QP did not include in the resource estimate at this time as a result of the drill intercept density in these areas.  These results include drill hole FG34 with an average of 9.16 g/t 4E over 1.15 metres on the Merensky. The value for the UG2 Reef is still pending. FG34 is located about 1500 metres from the nearest point of the declared resource area. A second PTM drill rig has commenced drill testing in this area with the objective of increasing the inferred resources as soon as possible.

The independent resource update results in a total of 4.74 million ounces 4E for the project compared with 5.87 million ounces estimated by Anglo Platinum for the same area. The estimates by the QP and Anglo Platinum were developed using independent approaches and different data sets. Since Anglo Platinum operates the adjoining mine it was able to consider a broader statistical data set and regional information when assessing the resources for the Joint Venture Project area. It is anticipated that drilling currently underway will both increase the calculated resource and the confidence interval of the resulting estimate.

The resources reported by Anglo Platinum were subject to the SAMREC code and were the subject of an independent audit. The PTM resource estimate report will be filed in satisfaction of Canadian National Instrument 43-101 standards. In keeping with industry practice in South Africa the breakdown of 4E elements was not specifically assessed in the Anglo data set, however, the QP makes the following estimates of the 4E breakdown based on PTM's assay data on the edge of the resources area and regional experience on the reefs which is as follows: MR: Pt 64.00%, Pd 27.45%, Rh 4.80% and Au 3.75% and for UG2: Pt 59.15%, Pd 29.55%, Rh 10.50% and Au 0.80%.

Drilling on the Western Bushveld Joint Venture Project by PTM continues with three objectives: 1) to increase the level of confidence on the known resources adjacent to the BRPM platinum mine, 2) to increase the calculated resources on the project and 3)to explore along strike and up-dip of the Styldrift platinum project.

PTM and Anglo Platinum each hold a 37% interest in the joint venture, with BEE partner Africa Wide Mineral Prospecting and Exploration Company (Pty) Limited holding 26%.

Qualified Person, Quality Control and Assurance

E. H. Siepker MSc Pr. Sci. Nat. (Reg. No. 400094/84) assisted by C. J. Muller BSc (Hons) Pr. Sci. Nat. (Reg. No. 400201/04) ("QP") are both registered professional scientists and both of them have in excess of 20 years experience in the field of precious metal/planar tabular orebody evaluation. Both QP's reviewed the project and have independently assessed the merits thereof.  All material available has been reviewed, inspected and utilised in the resource estimation.

Comments pertaining to FG34 have been scrutinised by W. J. Visser BSc (Hons), Pr. Sci. Nat. (Reg. No. 400279/04) who is the Exploration Manager for PTM (RSA) (Pty) Limited. Mr W Visser has in excess of 15 years experience on similar deposits and has amongst others, held the position of Resource Manager for major RSA companies.

About PTM

PTM is based in Vancouver BC, Canada and is focused on the exploration and development of platinum and palladium projects in Canada and South Africa. PTM is exploring on significant mineral rights in the Northern and Western Bushveld Platinum Complex of South Africa including the large scale joint venture with Anglo Platinum Corporation in the Western Limb of the Bushveld Complex. PTM is also the largest mineral rights holder in the area surrounding Canada's only primary platinum and palladium mine near Thunder Bay, Ontario and is drilling a new platinum and palladium discovery within layered intrusions in this region. PTM has a second active joint venture with Anglo Platinum near Sudbury, Ontario, Canada.

On behalf of the Board of

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones

President and Director

For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450	Larry Roth Roth Investor Relations, NYC Tel: (732) 792-2200

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.

REPORTING ISSUER

PLATINUM GROUP METALS LTD.

328 - 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:

(604) 899-5450     Facsimile:

(604) 484-4710

ITEM 2.

Date of Material Change

March 7, 2005

ITEM 3.

                PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated March 7, 2005 to the TSXV.

ITEM 4.

                SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. (PTM-TSXV) announces it has granted incentive stock options in the amount of 1,616,000 to the officers, directors, and employees of the Company.

ITEM 5.

Full Description of Material Change

See News Release dated March 7, 2005.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)               N/A

ITEM 7.

OMITTED INFORMATION        N/A

ITEM 8.

                SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 21st day of March, 2005.

Platinum Group Metals Ltd.

"Frank Hallam"

Frank Hallam, Director & CFO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

328 - 550 Burrard Street, Vancouver BC, V6C 2B5

Platinum Group Metals Ltd.

Suite 328 - 550 Burrard Street, Vancouver V6C 2B5

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	PTM:TSX-V; PTMQF:OTCBB SEC Form 20F, File No. 0-30306
No.05-100	NEWS RELEASE	MARCH 7, 2005

PTM STOCK OPTION PLAN

Platinum Group Metals Ltd. (PTM-TSXV; PTMQF-OTCBB) announces that in compliance with its stock option plan approved at the Annual General Meeting on February 22, 2005 it has granted incentive stock options in the amount of 1,616,000 to the officers, directors, and employees of the Company. The options may be exercised at a price of $1.00 per common share, for a period of up to five years from the date of grant. The options have a four month hold from the date of grant, February 22, 2004.

The Company Option plan provides long term incentive to the Company's Canadian and South African personnel.

About PTM

PTM is based in Vancouver BC, Canada and is focused on the exploration and development of platinum and palladium projects in Canada and South Africa. PTM holds significant mineral rights in the Northern and Western Bushveld Platinum Complex of South Africa including a large scale joint venture with Anglo Platinum Corporation in the Western Limb of the Bushveld Complex.

PTM is also the largest mineral rights holder in the area surrounding Canada's only primary platinum and palladium mine near Thunder Bay, Ontario and has a separate active joint venture with Anglo Platinum near Sudbury, Ontario, Canada.

On behalf of the Board of

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones

President and Director

For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450	Larry Roth Roth Investor Relations, NYC Tel: (732) 792-2200

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.